Exhibit 14.1

LIVEWIRE GROUP, INC.

CODE OF BUSINESS CONDUCT AND ETHICS

Adopted September 26, 2022

In accordance with the requirements of the Securities and Exchange Commission (“SEC”) and the New York Stock Exchange (“NYSE”), the Board of Directors (the “Board”) of LiveWire Group, Inc. (the “Company”) has adopted this Code of Business Conduct and Ethics (the “Code”) to encourage:

•	Honest and ethical conduct, including fair dealing and the ethical handling of actual or apparent conflicts of interest;

•	Full, fair, accurate, timely and understandable disclosures;

•	Compliance with applicable laws and governmental rules and regulations;

•	Prompt internal reporting of any violations of law or the Code;

•	Accountability for adherence to the Code, including fair process by which to determine violations;

•	The protection of the Company’s legitimate business interests, including its assets and corporate opportunities; and

•	Confidentiality of information entrusted to directors, officers and employees by the Company and its customers.

All directors, officers and employees (each a “Covered Party” and, collectively, the “Covered Parties”) of the Company and all of its subsidiaries and controlled affiliates are expected to be familiar with the Code and to adhere to the principles and procedures set forth below.

I.	Conflicts of Interest

A conflict of interest occurs when the private interests of a Covered Party interfere, or appear to interfere, with the interests of the Company as a whole.

For example, a conflict of interest can arise when a Covered Party takes actions or has personal interests that make it difficult to perform his or her Company duties objectively and effectively. A conflict of interest may also arise when a Covered Party, or a member of his or her immediate family,1 receives improper personal benefits as a result of his or her position at the Company.

Conflicts of interest can also occur indirectly. For example, a conflict of interest may arise when a Covered Party is also an executive officer, a major shareholder or has a material interest in an organization doing business with the Company.

[1]

Item 404(a) of SEC Regulation S-K defines “immediate family member” as a person’s child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law, or any person (other than a tenant or employee) sharing the person’s household.

Each Covered Party has an obligation to conduct the Company’s business in an honest and ethical manner, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships. Any situation that involves, or may reasonably be expected to involve, a conflict of interest with the Company, should be disclosed promptly to the Company’s Audit Committee of the Board and/or the Company’s Chief Legal Officer.

This Code does not attempt to describe all possible conflicts of interest that could develop. Other common conflicts from which Covered Parties must refrain are set out below:

•

Covered Parties may not engage in any conduct or activities that are inconsistent with the Company’s best interests or that disrupt or impair the Company’s relationship with any person or entity with which the Company has or proposes to enter into a business or contractual relationship.

•	Covered Parties may not accept compensation, in any form, for services performed for the Company from any source other than the Company.

•	No Covered Party may take up any management or other employment position with, or have any material interest in, any firm or company that is in direct or indirect competition with the Company.

II.	Disclosures

The information in the Company’s public communications, including all reports and documents filed with or submitted to the SEC, must be full, fair, accurate, timely and understandable.

To ensure the Company meets this standard, all Covered Parties (to the extent they are involved in the Company’s disclosure process) are required to maintain familiarity with the disclosure requirements, processes and procedures applicable to the Company commensurate with their duties. Covered Parties are prohibited from knowingly misrepresenting, omitting or causing others to misrepresent or omit, material facts about the Company to others, including the Company’s independent auditors, governmental regulators and self-regulatory organizations.

III.	Compliance with Laws, Rules and Regulations

The Company is obligated to comply with all applicable laws, rules and regulations. It is the personal responsibility of each Covered Party to adhere to the standards and restrictions imposed by these laws, rules and regulations in the performance of his or her duties for the Company.

Trading on inside information is a violation of federal securities law. Covered Parties in possession of material non-public information about the Company or companies with whom we do business must abstain from trading or advising others to trade in the respective company’s securities from the time that they obtain such inside information until adequate public disclosure of the information. Material information is information of such importance that it can be expected to affect the judgment of investors as to whether or not to buy, sell, or hold the securities in question. To use non-public information for personal financial benefit or to “tip” others, including family members, who might make an investment decision based on this information is not only unethical but also illegal.

The Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer or Controller (or persons performing similar functions) of the Company are also required to promote compliance by all employees with the Code and to abide by Company standards, policies and procedures.

IV.	Reporting, Accountability and Enforcement

The Company promotes ethical behavior at all times. All reported Code violations will be investigated while considering the rights and privacy of all parties concerned. In certain cases, the identity of the individual reporting violations can be kept confidential; however, there may be times when it is required to reveal that information under the law, or to conduct a proper investigation. All reports made will receive a timely response. Reports can be made via the following methods:

•	Contacting your supervisor

•	Contacting the Human Resource department

•	Contacting the Legal department

•	Contacting the Internal Audit department

•	Using the 3rd party Code of Business Conduct & Ethics website and phone numbers

•	By Internet: you may report a potential violation or concern by going to https://irdirect.net/LVWREV/whistleblower_iframe

•	By Telephone: From inside the United States, dial 800-916-7037. From outside the United States, dial the numbers as indicated below:

Phone Numbers:

Canada: 800-916-7037

UK: 800-652-3673

Germany: 800-180-2137

France: 080-091-4677

China: 400-120-0690

Japan: 053-112-2792

Company identifier: 589738

Covered Parties should promptly report suspected violations of laws, rules, regulations or the Code or any other unethical behavior by any director, officer, employee or anyone purporting to be acting on the Company’s behalf to appropriate personnel, including officers, the Chief Legal Officer, outside counsel for the Company and the Board or the relevant committee thereof. Reports may be made anonymously.

The Audit Committee of the Board or other appropriate officer or body shall investigate and determine, or shall designate appropriate persons to investigate and determine, the legitimacy of such reports. The Audit Committee or other appropriate officer or body will then determine the appropriate disciplinary action. Such disciplinary action includes, but is not limited to, reprimand, termination with cause, and possible civil and criminal prosecution.

To encourage employees to report any and all violations, the Company will not tolerate retaliation for reports made in good faith. Retaliation or retribution against any Covered Party for a report made in good faith of any suspected violation of laws, rules, regulations or this Code is cause for appropriate disciplinary action.

V.	Corporate Opportunities

All Covered Parties owe a duty to the Company to advance the legitimate interests of the Company when the opportunity to do so arises. Covered Parties are prohibited from directly or indirectly (a) taking personally for themselves opportunities that are discovered through the use of Company property, information or positions; (b) using Company property, information or positions for personal gain; and (c) competing with the Company.

VI.	Confidentiality

In carrying out the Company’s business, Covered Parties may learn confidential or proprietary information about the Company, its customers, distributors, suppliers, or joint venture partners. Confidential or proprietary information includes all non-public information relating to the Company, or other companies, that would be harmful to the relevant company or useful or helpful to competitors if disclosed. Covered Parties must maintain the confidentiality of all information entrusted to them, except when disclosure is authorized or legally mandated.

VII.	Media Contact and Public Comment

If a Covered Party receives an inquiry from an investment analyst, shareholder or others about the performance of the Company’s stock, the Covered Party must refer the inquiry to the Investor Relations department.

All media inquiries should be referred to the Investor Relations department.

VIII.	Personal Conduct and Social Media Policy

Covered Parties should take care when presenting themselves in public settings, as well as online and in web-based forums or networking sites. Each Covered Party is encouraged to conduct himself or herself in a responsible, respectful, and honest manner at all times. The Company understands that Covered Parties may wish to create and maintain a personal presence online using various forms of social media. However, in so doing Covered Parties should include a disclaimer that the views expressed therein do not necessarily reflect the views of the Company. Covered Parties should be aware that that even after a posting is deleted, certain technology may still make that content available to readers.

Covered Parties are prohibited from using or disclosing confidential, proprietary, sensitive or trade secret information of the Company, its partners, vendors, consultants or other third parties with which the Company does business. Harassment of other directors, officers or employees will also not be tolerated. A Covered Party may not provide any content to Company social media sites that may be construed as political lobbying or solicitation of contributions, or use the sites to link to any sites sponsored by or endorsing political candidates or parties, or to discuss political campaigns, political issues or positions on any legislation or law.

IX.	Fair Dealing

Each Covered Party should endeavor to deal fairly with the Company’s customers, service providers, suppliers, competitors and employees. No Covered Party may take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any unfair dealing practice.

X.	Gifts, Meals & Business Entertainment

The purpose of business gifts and entertainment in a commercial setting is to create goodwill and sound working relationships, not to gain unfair advantage with customers. Covered Parties must act in a fair and impartial manner in all business dealings. Gifts and entertainment should further the business interests of the Company and not be construed as potentially influencing business judgment or creating an obligation.

Gifts must not be lavish or in excess of the generally accepted business practices of one’s country and industry.2 Gifts of cash or cash equivalents are never permitted. Requesting or soliciting personal gifts, favors, entertainment or services is unacceptable. Covered Parties should contact the officers, the Chief Legal Officer, outside counsel for the Company and the Board or the relevant committee thereof to discuss if they are not certain that a gift is appropriate.

The FCPA prohibits giving anything of value, directly or indirectly, to officials of foreign governments or foreign political candidates in order to obtain or retain business. It is strictly prohibited to make illegal payments to government officials of any country. In addition, the promise, offer or delivery to an official or employee of the U.S. government of a gift, favor or other gratuity in violation of these rules would not only violate Company policy but could also be a criminal offense. State and local governments, as well as foreign governments, may have similar rules.

XI.	Political Activity and Contributions

Covered Parties may participate in the political process as individuals on their own time. However, Covered Parties must make every effort to ensure that they do not create the impression that they speak or act on behalf of the Company with respect to political matters.

[2]

In general, no gift, entertainment or business courtesy should be offered, given, provided or accepted unless it: (1) is not a gift of cash, stock or negotiable instruments, (2) is consistent with customary business practices, (3) is not excessive in value (less than $150), (4) cannot be construed as a bribe or payoff and (5) does not violate any laws or regulations. Covered employees and members of their immediate families may not offer, give or receive gifts from persons or entities who deal with the Company: (a) in those cases where the gift would be illegal or result in a violation of law; (b) as part of an agreement to do anything in return for the gift, (c) if the gift has a value beyond what is normal and customary in the Company’s business; (d) if for directors, the gift is being made to influence the director’s actions as a member of the Board; or (e) if the gift could create the appearance of a conflict of interest.

Company contributions to any political candidate or party or to any other organization that might use the contributions for a political candidate or party are prohibited. A Covered Party may not receive any reimbursement from corporate funds for a personal political contribution.

XII.	Kickbacks and Improper Payments

The Company interacts with its stakeholders every day and the Company must do so in a way that is fair and does not compromise its position for sustained success. When interacting with any Company stakeholder, Covered Parties cannot offer favors or payments that improperly influence the stakeholders decision making concerning a Covered Party or the Company. Covered Parties also cannot seek or accept any such favors or payments that influence a Covered Parties decision making.

XIII.	Protection and Proper Use of Company Assets

All Covered Parties should protect the Company’s assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on the Company’s profitability. All Company assets should be used for legitimate business purposes.

XIV.	Waivers

Before an employee, or an immediate family member of any such employee, engages in any activity that would be otherwise prohibited by the Code, he or she is strongly encouraged to obtain a written waiver from the Board.

Before a director or executive officer, or an immediate family member of a director or executive officer, engages in any activity that would be otherwise prohibited by the Code, he or she must obtain a written waiver from the disinterested directors of the Board or a committee of the Board. Such waiver must then be disclosed to the Company’s shareholders, along with the reasons for granting the waiver.

XV.	No Rights Created

This Code is a statement of certain fundamental principles, policies and procedures that govern the Company’s Covered Parties in the conduct of the Company’s business. It is not intended to and does not create any rights in any employee, customer, client, visitor, supplier, competitor, shareholder or any other person or entity. It is the Company’s belief that the policy is robust and covers most conceivable situations.